Exhibit 99.2

VOTE

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Online

Go to **www.investorvote.com/ONON** or scan the QR code – login details are located in the shaded bar below.

Votes submitted electronically and proxy cards must be received by 21 May 2026 at 11:59 p.m. EDT / 22 May 2026 at 05:59 a.m. CEST.

On Holding AG Shareholder Meeting Notice Class A Shares

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Important Notice Regarding the Availability of Proxy Materials for the On Holding AG Annual General Meeting of Shareholders to be Held Virtually on May 28th, 2026, at 2:00 p.m. CEST / 8:00 a.m. EDT

Under Securities and Exchange Commission rules, you are receiving this notice that the proxy materials for the annual shareholders' meeting are available on the Internet. Follow the instructions below to view the materials and vote online or request a copy. The items to be voted on are on the reverse side. On Holding AG's Annual General Meeting of Shareholders will be held virtually via the website gvmanager-live.ch/on on May 28th, 2026, at 2:00 p.m. CEST / 8:00 a.m. EDT. For instructions on how to register for virtual attendance, please refer to the 2026 Invitation to the Annual General Shareholders' Meeting, available on www.investorvote.com/ONON or https://investors.on.com
Your vote is important!

This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. We encourage you to access and review all of the important information contained in the proxy materials before voting. The 2026 Invitation to the Annual General Shareholders' Meeting (also referred to as Proxy Statement), the Annual Report for the fiscal year 2025 including the 2025 Management Report, the Annual Financial Statements, the Consolidated Financial Statements, and the Auditors' Reports, as well as the Compensation Report and the Report on Non-Financial Matters, and the proxy materials are available to the shareholders electronically on On Holding AG's website at https://investors.on.com as from the date of the Notice and at:

www.investorvote.com/ONON

Easy Online Access – View your proxy materials and vote.

Step 1: Go to **www.investorvote.com/ONON.**
Step 2: Click on the icon on the right to view meeting materials.
Step 3: Return to the investorvote.com window and follow the instructions on the screen to log in.
Step 4: Make your selections as instructed on each screen for your delivery preferences.
Step 5: Vote your shares.

When you go online, you can also help the environment by consenting to receive electronic delivery of future materials.

Obtaining a Copy of the Proxy Materials – If you want to receive a copy of the proxy materials, you must request one. There is no charge to you for requesting a copy. Please make your request as instructed on the reverse side on or before May 18, 2026, to facilitate timely delivery.

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Agenda items to be voted on at the meeting are listed below along with the Board of Directors’ motions. The Board of Directors recommends a vote FOR all nominees and FOR Proposals 1 – 12: 1. Acknowledgement of the Annual Report and the Audit Reports and Approval of the Management Report, the Annual Consolidated Financial Statements of On Holding AG and the Annual Financial Statements of On Holding AG for 2025 Motion: The Board of Directors proposes to take note of the Annual Report and the Audit Reports and to approve the Management Report, the Annual Consolidated Financial Statements of On Holding AG and the Annual Financial Statements of On Holding AG for 2025. 2. Appropriation of 2025 Financial Results Motion: The Board of Directors proposes to appropriate the retained earnings of On Holding AG as follows: Profit carried forward from the financial year 2024 CHF 99,448,967 Loss for the financial year 2025 (CHF 67,943,990) Profit carried forward CHF 31,504,977 3. Approval of the Report on Non - Financial Matters 2025 Motion: The Board of Directors proposes to approve the report on non - financial matters of On Holding AG for 2025. The vote encompasses the information presented in the table in appendix 5 of On’s Impact Progress Report 2025. 4. Discharge of the Members of the Board of Directors and of the Executive Officers Motion: The Board of Directors proposes that the members of the Board of Directors and the Executive Officers be discharged from liability for the financial year 2025. 5. Re - Election of Alex Pérez as Proposed Representative of the Holders of Class A Shares on the Board of Directors Motion: The Board of Directors proposes to the holders of Class A Shares to re - elect Alex Pérez as representative of the holders of Class A Shares on the Board of Directors for a term of office of one year (until completion of the next AGM in 2027). 6. Re - Elections of the Members of the Board of Directors Motion: The Board of Directors proposes the re - election of the below members of the Board of Directors, each for a term of office of one year (until completion of the next AGM in 2027), as follows: 6.3 Re - Election of Olivier Bernhard 6.6 Re - Election of Helena Helmersson 6.1 Re - Election of David Allemann 6.4 Re - Election of Caspar Coppetti 6.7 Re - Election of Laura Miele 6.2 Re - Election of Amy Banse 6.5 Re - Election of Dennis Durkin 6.8 Re - Election of Alex Pérez 7. Re - Elections of the Co - Chairmen of the Board of Directors 1. Re - Election of David Allemann as Co - Chairman of the Board of Directors Motion: The Board of Directors proposes to re - elect David Allemann as Co - Chairman of the Board of Directors for a term of office of one year (until completion of the next AGM in 2027). 2. Re - Election of Caspar Coppetti as Co - Chairman of the Board of Directors Motion: The Board of Directors proposes to re - elect Caspar Coppetti as Co - Chairman of the Board of Directors for a term of office of one year (until completion of the next AGM in 2027). 8. Re - Elections of the Members of the Nomination and Compensation Committee Motion: The Board of Directors proposes the re - election of the following individuals to the Nomination and Compensation Committee, each for a term of office of one year (until completion of the next AGM in 2027): 1. Re - Election of Amy Banse 2. Re - Election of Helena Helmersson 3. Re - Election of Alex Pérez 9. Re - Election of the Independent Proxy Representative Motion: The Board of Directors proposes to re - elect Anwaltskanzlei Keller AG (CHE - 194.206.696), Splügenstrasse 8, 8002 Zurich, Switzerland, as Independent Proxy Representative for a term of office of one year (until completion of the next AGM in 2027). 10. Re - Election of Statutory Auditors Motion: The Board of Directors proposes to re - elect PricewaterhouseCoopers AG (CHE - 106.839.438), in Zurich, as statutory auditors of On Holding AG for a term of office of one year (until the AGM in 2027). 11. Compensation Report; Approval of the Compensation of the Board of Directors and the Executive Officers 1. Consultative Vote on the 2025 Compensation Report Motion: The Board of Directors proposes that the AGM takes note of and endorses the 2025 Compensation Report in a consultative vote. 2. Approval of the Maximum Aggregate Compensation for the Non - Executive Members of the Board of Directors for the Period between this AGM and the next AGM to be held in 2027 Motion: The Board of Directors proposes to approve the maximum aggregate compensation of CHF 2,000,000 for the non - executive members of the Board of Directors (the executive members of the Board of Directors are exclusively compensated in their functions as Executive Officers) for the period between this AGM and the next AGM to be held in 2027. The proposed maximum aggregate amount is calculated on the basis of a full term of office of one year and will be paid out on a pro - rata basis 3. Approval of a Supplementary Amount for the Compensation of the Executive Officers for the Financial Year 2025 Motion: The Board of Directors proposes that the General Meeting approves a supplementary amount of CHF 1,329,687 for the compensation of the Executive Officers for the financial year 2025, in addition to the maximum aggregate amount of CHF 26 million already approved by the AGM on 23 May 2024. 4. Approval of the Maximum Aggregate Compensation for the Executive Officers for the Financial Year 2027 Motion: The Board of Directors proposes to approve the maximum aggregate compensation of CHF 30,000,000 (plus legally required employer contributions to social security systems from the vesting and exercising of previously granted equity awards) for the Executive Officers (including, where applicable, for their activities as executive members of the Board of Directors) for the financial year 2027. 12. Conversion of Class B Shares to Class A Shares / Amendment of the Article 3, Article 3b and Article 3c of the Articles of Association Motion: The Board of Directors proposes to convert 16,250,000 Class B Shares into 1,625,000 Class A Shares. To effect this, art. 3 and, related to the conversion, art. 3b and art. 3c of the articles of association shall be amended as follows (changes underlined), whereby these changes to the Articles of Association shall become effective upon entry with the commercial register (entry in the journal). Here’s how to order a copy of the proxy materials and select delivery preferences: Current and future delivery requests can be submitted using the options below. If you request an email copy, you will receive an email with a link to the current meeting materials. PLEASE NOTE: You must use the number in the shaded bar on the reverse side when requesting a copy of the proxy materials. — Internet – Go to www.investorvote.com/ONON. — Phone – Call us free of charge at 1 - 866 - 641 - 4276. — Email – Send an email to investorvote@computershare.com with “Proxy Materials On Holding AG” in the subject line. Include your full name and address, plus the number located in the shaded bar on the reverse side, and state that you want a paper copy of the meeting materials. To facilitate timely delivery, requests for a paper copy of proxy materials must be received by May 18, 2026. On Holding AG Shareholder Meeting Notice